NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 18, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 7, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen California Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund 2, and Nuveen California Dividend Advantage Municipal Fund 3 became effective on November 7, 2016. Each Common Share of Nuveen California Dividend Advantage Municipal Fund 2 and Nuveen California Dividend Advantage Municipal Fund 3 will receive newly issued shares of Nuveen California Dividend Advantage Municipal Fund. The number of shares will depend on the relative net asset values of the shares of both the Nuveen California Dividend Advantage Municipal Fund 2 and Nuveen California Dividend Advantage Municipal Fund 3 as of the close of trading on the business day immediately prior to the closing of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 7, 2016.